Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

March 15, 2022

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Jay Ingram
Geoffrey Kruczek
SiSi Cheng
Kevin Stertzel

Re:	Gogoro Inc.
Amendment No. 3 to Registration Statement on Form F-4
Filed March 2, 2022
File No. 333-261181

Ladies and Gentlemen:

On behalf of our client, Gogoro Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 14, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form F-4 as filed by the Company on March 2, 2022 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 4 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4 filed March 2, 2022

Exhibits

1.    We note your response to prior comment 1. Please include in Exhibit 8.1 counsel’s consent to the reference to it’s name on page 239.

The Company has updated Exhibit 8.1 to Amendment No. 4 to include Kirkland & Ellis LLP’s consent to the reference to its name and has also filed Exhibit 23.5 to address the Staff’s comment.

U.S. Securities and Exchange Commission

March 15, 2022

2.	Please file as an exhibit the consent of Maples and Calder to the references to it’s name on pages 56 and 81.

The Company has filed Exhibit 23.6 to Amendment No. 4 to include Maples and Calder’s consent to the references to its name to address the Staff’s comment.

* * * * *

U.S. Securities and Exchange Commission

March 15, 2022

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mbaudler@wsgr.com or 650-320-4597.

Respectfully Submitted,

/s/ Mark Baudler

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bruce Morrison Aitken, Gogoro Inc.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Jesse Sheley, Kirkland & Ellis International LLP
Joseph Raymond Casey, Kirkland & Ellis International LLP
Steve Lin, Kirkland & Ellis International LLP